Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: JPMorgan Chase & Co. (JPM)
Name of persons relying on exemption: As You Sow on behalf of James McRitchie
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

JPMorgan Chase & Co. (JPM)
Vote Yes: Item #11 - Disclosure of Incongruent Lobbying Activity

Annual Meeting: May 16, 2023

CONTACT: Danielle Fugere| dfugere@asyousow.org

THE RESOLUTION

BE IT RESOLVED: Shareholders request the Board publish a report, at reasonable expense, analyzing the congruence of Chase’s political and electioneering expenditures during the preceding year against Chase’s publicly stated company values and policies; listing and explaining any instances of incongruent expenditures; and stating whether the company has made, or plans to make, changes in contributions or communications to candidates as a result of identified incongruencies.

SUMMARY

JPMorgan Chase & Co (“Chase” or “the Company”) spends millions of dollars annually on political engagement and electioneering. These expenditures take the form of employee political action committee (“PAC”) contributions to candidates, committees, and parties; direct lobbying expenditures; and contributions to trade associations and politically active nonprofits.1 These expenditures may come into conflict with the Company’s stated values and policies or even its business interests, such as when the Company funds organizations that engage in anti-climate lobbying or promote policies to punish companies that take environmental, social, and governance (“ESG”) issues into consideration. Investors need to know if and how the Company intends to address these incongruencies, and if not, why.

Chase maintains that its engagement is both part of its “responsible corporate citizenship” and undertaken “in order to advance and protect the long-term interests of the [Company].”2 Yet evidence demonstrates that Chase is making significant political expenditures in contravention of both its stated principles and its business interests. In addition to the obvious questions raised by the Company lobbying against its own stated interests and values, these incongruent expenditures also risk significant reputational harm, as accusations of greenwashing and misleading statements become increasingly significant to consumers.

_____________________________

1 https://www.jpmorganchase.com/about/governance/political-engagement-and-public-policy.

2 https://www.jpmorganchase.com/about/governance/political-engagement-and-public-policy.

2023 Proxy Memo JPMorgan Chase & Co | Disclosure of Incongruent Lobbying Activity

The Company’s current disclosures do not ensure investors that Chase has policies in place to address the risks associated with incongruent political expenditures. Chase has acknowledged the salience of incongruencies by taking the limited step of committing to disclose “substantial misalignment” in its PAC contributions.3 But PAC contributions make up a small percentage of the Company’s total political engagement expenditures and Chase has not committed to taking action beyond disclosure in the event it self-identifies such a disparity.

As such, the report requested by the Proposal is a crucial, necessary step to assuring investors that the Company has policies and procedures in place to identify misalignments between its political expenditures and company values, across all its political engagement, and that Chase will take action to address any such misalignments or else explain to investors why it is not doing so.

RATIONALE FOR A YES VOTE

1.	There exists substantial misalignment between Chase’s stated values and interests and its political engagement, generating business and reputational risk.

2.	The Company’s existing disclosures are insufficient to assure investors that Chase has policies and procedures in place to identify and address misalignment across its political engagement.

DISCUSSION

1.	There exists substantial misalignment between Chase’s stated values and interests and its political engagement, generating business and reputational risk.

Chase identifies two principles underlying its political engagement. First, that its political engagement is part of its “responsible corporate citizenship,” which “demands a strong commitment to a healthy and informed democracy.”4 Second, it acknowledges that “[b]ecause of the potential impact public policy can have on our businesses, employees, communities and customers,” its political engagement is intended “to advance and protect the long-term interests of the Firm.”5

In keeping with these principles, the Company lists certain “[i]ssues of importance to the Firm.”6 Specifically:

•	Banking issues, financial services policy, financial markets, the economy, small business, housing, trade, and tax;

•	Inclusive and sustainable economic growth (e.g., financial health, affordable housing, workforce, second chance, responsible energy transition);

_____________________________

3 https://www.jpmorganchase.com/about/governance/political-engagement-and-public-policy.

4 https://www.jpmorganchase.com/about/governance/political-engagement-and-public-policy.

5 https://www.jpmorganchase.com/about/governance/political-engagement-and-public-policy.

6 https://www.jpmorganchase.com/about/governance/political-engagement-and-public-policy.

2

2023 Proxy Memo JPMorgan Chase & Co | Disclosure of Incongruent Lobbying Activity

•	Diversity, equity, and inclusion (e.g., racial and gender equality, LGBTQ+ rights, disability rights); and

•	Military and veteran issues (e.g., housing, small business, education, workforce).[7]

Chase has acknowledged that “PAC disbursement decisions are intended to reflect areas of common interest with candidates.”8 However, the Company has made significant political expenditures in conflict with its stated values and business interests. For example, despite the Company’s stated commitment to LGBTQ+ equality, six of the ten U.S. Senators receiving PAC contributions from Chase in 2021cast pointless and cruel protest votes against the codification of same-sex and interracial marriage rights. 9,10 Similarly, despite Chase specifically identifying support for “inclusive and sustainable economic growth” as important to it in determining PAC recipients, eight of the nine voting senators who received contributions from Chase’s PAC in 2021 voted to overturn Department of Labor regulations confirming that retirement fund fiduciaries could utilize ESG factors in selecting plan alternatives.11

While Chase’s incongruous political engagement on topics it has identified as important extends beyond its PAC contributions, Chase does not address non-PAC donations. For example, while the Company lists “sustainable economic growth,” including “responsible energy transition,” as a policy of importance and likewise trumpets its commitment to “supporting the transition to a low-carbon economy,” it simultaneously funds industry organizations like the U.S. Chamber of Commerce and the Business Roundtable,12 both  of which continue to oppose meaningful action to address climate change.13 In 2021, Chase paid industry groups, including the Business Roundtable and the Chamber, approximately $2.1 million.14 That same year, Business Roundtable “spent millions of dollars” lobbying against significant climate legislation, and the Chamber of Commerce likewise fought against climate legislation.15

_____________________________

7 https://www.jpmorganchase.com/about/governance/political-engagement-and-public-policy. Until recently, the Company expressly listed “Environmental, Social, and Corporate Governance (ESG)” as a separate category of important policy. https://web.archive.org/web/20230306065058/https://www.jpmorganchase.com/about/governance/political-engagement-and-public-policy

8 https://www.jpmorganchase.com/about/governance/political-engagement-and-public-policy

9 https://www.jpmorganchase.com/content/dam/jpmc/jpmorgan-chase-and-co/documents/2021-political-engagment-report-final.pdf.

10 https://www.senate.gov/legislative/LIS/roll_call_votes/vote1172/vote_117_2_00362.htm.

11 https://www.senate.gov/legislative/LIS/roll_call_votes/vote1181/vote_118_1_00035.htm.

12 https://www.jpmorganchase.com/content/dam/jpmc/jpmorgan-chase-and-co/documents/2021-political-engagment-report-final.pdf.

13 https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable.

14 https://www.jpmorganchase.com/content/dam/jpmc/jpmorgan-chase-and-co/documents/2021-political-engagment-report-final.pdf.

15 https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable; https://www.nrdc.org/experts/john-bowman/us-chamber-commerce-opposes-climate-action-corporate-america-claims-back.

3

2023 Proxy Memo JPMorgan Chase & Co | Disclosure of Incongruent Lobbying Activity

Additionally, Chase’s political engagement occasionally works at direct cross-purposes to its business interests. While Chase claims that supporting sustainability is a core tenet of its political engagement, it sponsors the State Financial Officers Foundation (“SFOF”),16 an organization that works to prevent investor consideration of climate risk and other ESG factors.17 SFOF refers to ESG as a “scam,”18 and has come to be known as an “anti-ESG organisation.”19 Nonetheless, and despite statements made by Chase CEO Jamie Dimon about withdrawing Chase’s sponsorship of the organization, Chase continues as an SFOF sponsor.20

Indeed, Chase’s sponsorship of SFOF continues despite the fact that SFOF-promoted legislation is being used to investigate and punish Chase.21 West Virginia’s Treasurer, an SFOF member, acting under the authority granted by to him by an anti-ESG law, has restricted Chase’s ability to do business with the state which is now intending to “wind down” its contracts with the Company.22 SFOF has, in turn, promoted the West Virginia Treasurer’s actions.23

These incongruencies create risk to Chase and its investors. There is obvious business risk in Chase funding organizations that promote policies that directly harm Chase’s ability to do business in certain states simply because Chase considers material ESG risks in its ordinary business practices. That risk has already come to fruition in at least one state. There is also serious reputational risk involved in incongruent political activity. Chase opens itself up to damaging accusations of greenwashing or misleading stakeholders when it says one thing, but funds politicians and organizations that do the opposite. One study, detailed in the Harvard Business Review, found that customers “judged [companies they believed to be greenwashing] harshly.” Thus, misleading stakeholders “is not only a matter of bruised reputation” but rather “directly affects how [customers] experience [a company’s] products or services.”24

2.	The Company’s existing disclosures are insufficient to assure investors that Chase has policies and procedures in place to identify and address misalignment across its political engagement.

As described above, misalignments between Chase’s political engagement expenditures and its stated values and business interests generate significant reputational and business risk to the Company and its investors. The Company’s existing disclosures, however, do far too little to mitigate this risk.

The Company’s annual Political Engagement Report lists payments to support or oppose: ballot initiatives, candidate and committee recipients of PAC contributions, its total lobbying expenditures, and trade associations to which Chase belongs, as well as payments to those associations attributable to lobbying.25 It also commits to reviewing its PAC contributions for “a substantial misalignment in the company’s values and organizational priorities and recipients of political contributions.”26 In the event a “substantial misalignment” is identified, the Company will disclose the misalignment in its annual report.27 The Company acknowledges that it “may not always agree with all the positions of a [trade] association or its other members.”28

_____________________________

16 https://casten.house.gov/media/press-releases/casten-statement-responses-wells-fargo-jpmorgan-regarding-sfof-sponsorship.

17 https://sfof.com/issues/.

18 https://twitter.com/SFOF_States.

19 https://www.responsible-investor.com/federated-hermes-pulls-plug-on-us-anti-esg-organisation/.

20 https://casten.house.gov/media/press-releases/casten-statement-responses-wells-fargo-jpmorgan-regarding-sfof-sponsorship.

21 https://www.responsible-investor.com/west-virginia-targets-blackrock-goldman-sachs-and-jp-morgan-chase-under-anti-esg-investing-law/

22 https://www.bankingdive.com/news/west-virginia-restricts-jpmorgan-stanley-goldman-wells-blackrock-state-contracts-coal-ban-boycott/628458/.

23 https://www.philanthropyroundtable.org/state-financial-officers-foundation-promoting-fiscally-responsible-public-policy/; https://www.youtube.com/channel/UCnPz0ar8CcBC_uyrPyKZ2Aw.

24 https://hbr.org/2022/07/how-greenwashing-affects-the-bottom-line

25 E.g., https://www.jpmorganchase.com/content/dam/jpmc/jpmorgan-chase-and-co/documents/2021-political-engagment-report-final.pdf.

26 https://www.jpmorganchase.com/about/governance/political-engagement-and-public-policy.

27 https://www.jpmorganchase.com/about/governance/political-engagement-and-public-policy.

28 https://www.jpmorganchase.com/about/governance/political-engagement-and-public-policy.

4

2023 Proxy Memo JPMorgan Chase & Co | Disclosure of Incongruent Lobbying Activity

While a step forward, these disclosures fall short of actively managing the risks associated with the full range of misalignments between its values and interests and its political engagement expenditures.

First, the Company does not disclose payments made to controversial, politically active nonprofit organizations, such as SFOF. SFOF is a major player in a national political campaign to thwart investor ability to use ESG principles in investment decisions in a way diametrically opposed to both Chase’s and a majority of investors’ values and interests. Chase’s association with SFOF has drawn public criticism and questioning from members of Congress.29 Yet Chase does not affirmatively disclose its sponsorship of SFOF, nor are organizations like SFOF required to disclose their donors or sponsors, creating the appearance of conspiratorial purposes. Chase’s sponsorship of SFOF and organizations like it merits affirmative disclosure just as much as its membership in trade associations and its PAC contributions.

Second, Chase’s “misalignment” review is too limited. Primarily, this review applies only to Chase’s PAC contributions. PAC contributions constitute a relatively small portion of Chase’s political engagement expenditures. In 2021, Chase disclosed just over $500,000 in PAC expenditures, compared to $2.65 million in direct lobbying expenditures and $2.1 million in payments made to trade associations attributable to lobbying.30 Chase does not disclose the amount given to organizations like SFOF, although public reporting indicates that it gave SFOF at least $10,000 — much more than its average PAC contribution.31 As a result, the vast majority of Chase’s political engagement expenditures are not under this review. Moreover, the review only applies to “substantial” misalignment, as defined by the Company, which is therefore unlikely to identify many of the misalignments identified above.

Third, the Company’s existing disclosures do not clearly explain why, with respect to specific misalignments with PAC recipients, trade associations, or politically active nonprofits, Chase considers continued sponsorship or contributions to be “worth” the risks associated with the misalignment. Without insight into this analysis, investors have no way of understanding why it is in the Company’s interest to sponsor an organization that, in turn, sponsors anti-Chase legislation. The Company’s current disclosures do not address whether or how the Company will make any changes in response to these misalignments.

_____________________________

29 https://esgclarity.com/jpm-wells-fargo-grilled-again-for-sponsoring-anti-esg-group/.

30 https://www.jpmorganchase.com/content/dam/jpmc/jpmorgan-chase-and-co/documents/2021-political-engagment-report-final.pdf.

31 https://www.responsible-investor.com/kkr-no-longer-listed-on-sponsorship-page-of-us-anti-esg-foundation/.

5

2023 Proxy Memo JPMorgan Chase & Co | Disclosure of Incongruent Lobbying Activity

Finally, recent changes to Chase’s political engagement website raise the specter that the Company is actually retreating from its core values and business interests in response to pressure from entities seeking to reverse progress on social, environmental, and governance issues. For example, the Company has removed reference to “ESG” as one of the core business interests with which it seeks to ensure alignment in political giving.32 More troubling is that the Company has removed a statement that “candidates who advance positions or exhibit behaviors that are in conflict with the Firm’s ethos may be ineligible for PAC donations,” replacing this strong language with the more ambiguous statement that “PAC disbursement decisions are intended to reflect areas of common interest with candidates.”33 These changes call into question the Company’s commitment to transparency about its core values and its political expenditures.

RESPONSE TO BOARD’S OPPOSITION STATEMENT

The Board recommends a vote against this proposal for two primary reasons.

First, it argues that its political engagement “comes with the understanding that we may not always agree with all the positions of” the recipient of Chase’s political engagement expenditures. There is no denying this reality. However, these misalignments have real-world impact on Chase. SFOF-promoted legislation, enforced by SFOF members, has already resulted in a loss of Chase’s ability to do business with at least one state,34 in addition to having drawn significant negative press attention. Yet, Chase sponsors SFOF. If sponsorship of SFOF provides Chase with benefits exceeding those of its ability to manage funds for West Virginia, the Company should be willing to explain to investors why and how that is.

Second, Chase argues that its existing disclosures provide sufficient transparency. As explained above, this is not the case. Chase’s existing disclosures: (a) exclude contributions made to politically active nonprofit organizations like SFOF, (b) do not include a misalignment review of contributions made to trade associations or politically active nonprofits, and (c) do not include an explanation of how Chase will respond to any misalignments that it self-identifies. Given these absent steps, investors do not have sufficient assurance that Chase is truly managing the business and reputational risks associated with misalignments in its political engagement expenditures.

_____________________________

32 Compare https://www.jpmorganchase.com/about/governance/political-engagement-and-public-policy with https://web.archive.org/web/20230306065058/https://www.jpmorganchase.com/about/governance/political-engagement-and-public-policy (website as it appeared on March 6, 2023, listing “ESG”).

33 Compare https://www.jpmorganchase.com/about/governance/political-engagement-and-public-policy with https://web.archive.org/web/20230306065058/https://www.jpmorganchase.com/about/governance/political-engagement-and-public-policy (website as it appeared on March 6, 2023).

34 https://www.bankingdive.com/news/west-virginia-restricts-jpmorgan-stanley-goldman-wells-blackrock-state-contracts-coal-ban-boycott/628458/.

6

2023 Proxy Memo JPMorgan Chase & Co | Disclosure of Incongruent Lobbying Activity

CONCLUSION

Vote “Yes” on this Shareholder Proposal for the Disclosure of Incongruent Lobbying Activity. Chase’s political engagement expenditures create serious reputational and business risks when misaligned with company values and business interests. Its current disclosures do not do enough to demonstrate that Chase is managing these risks. Therefore, investors are unable to credibly confirm whether Chase can hold itself accountable for political engagement misalignment. Chase has an obligation to its shareholders to fully report on whether its political engagement expenditures align with its business interests and stated values and, if not, what the Company is doing to address misalignment.

--

For questions, please contact Danielle Fugere, As You Sow, dfugere@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

7